IDEAL POWER INC.

October 28, 2013

VIA EDGAR

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Ideal Power Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 11, 2013
File No. 333-190414

Dear Ms. Ravitz:

    This letter is in response to your letter dated October 24, 2013 to Ideal Power Inc. (the “Company”) regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company is providing amendment number 3 to the Registration Statement (the “Amendment”) for your review.

Prospectus Cover

1.  Please remove from the front prospectus cover the designations "Lead Managing Underwriter” and Co-Managing Underwriter.” If these designations are appropriate for your prospectus, you may include the designations in another section of your document where you can also explain their significance to investors.

    We have deleted the designations of “Lead Managing Underwriter” and “Co-Managing Underwriter” from the cover page of the prospectus.  We have not included additional disclosure relating to these designations.

Prospectus Summary, page 1

2.  Please expand the disclosure in this section to briefly discuss the patent claim mentioned in the last risk factor on page 13 and the pending changes to your senior officers.

    We have revised this disclosure, as you requested.  Please see pages 6 and 7 of the Amendment.

Condensed Financial Statements for the six months ended June 30, 2013

Note 9. Common and Preferred Stock, page F-14

3.  We note your response to prior comment 13 and the continued disclosure on page F-15 that the valuation of the stock was based on the values associated with securities offerings during the periods. Since you did not make any securities offerings during the six months ended June 30, 2013, please revise this disclosure to state how the Board of Directors determined the fair value of your stock issued for services during that period.

    We have revised the disclosure in Note 9, as you requested.  Please see page F-15 of the Amendment.

    Note that the Company has retained the services of Timothy Burns as its Chief Financial Officer.  Please see pages 48 and 53 of the Amendment.  As a result of the Company’s employment of Mr. Burns, the risk factor include on page 16 of the Amendment has also been revised.  We have also revised the disclosure to reflect that the maturity date of the $4 million in principal amount of senior secured convertible promissory notes has been extended to January 6, 2014.  Please see pages 6, 39, 55, 63, 68, F-13, F-14 and F-18.

    In responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Very truly yours,

IDEAL POWER INC.

By:/s/ Paul Bundschuh
     Paul Bundschuh
     Chief Executive Officer